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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 3)

                             KATZ MEDIA GROUP, INC.
                           (Name of Subject Company)

                          CHANCELLOR MEDIA CORPORATION
                         MORRIS ACQUISITION CORPORATION
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   486112105
                     (CUSIP Number of Class of Securities)

                             ---------------------

                               SCOTT K. GINSBURG
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          CHANCELLOR MEDIA CORPORATION
                   433 EAST LAS COLINAS BOULEVARD, SUITE 1130
                                IRVING, TX 75039
                                 (972) 869-9020
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                             ---------------------

                                    Copy To:

                             MARK D. GERSTEIN, ESQ.
                                LATHAM & WATKINS
                                5800 SEARS TOWER
                               CHICAGO, IL 60606
                                 (312) 876-7700

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

                                 SCHEDULE 14D-1

CUSIP NO. 486112105                                            PAGE 2 OF 5 PAGES

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     (1) Name of reporting persons: Chancellor Media Corporation*
        S.S. or I.R.S. Identification No. of above person: 75-2247099

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     (2) Check the appropriate box if a member of a group (see instructions):
                                                                         (a) [ ]
                                                                         (b) [ ]
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     (3) SEC use only

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     (4) Source of funds (see instructions):

        BK
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     (5) Check box if disclosure of legal proceedings is required pursuant to
         Items 2(e) or 2(f)

                                                                             [ ]
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     (6) Citizenship or place of organization:

        Delaware
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     (7) Aggregate amount beneficially owned by each reporting person:

        0
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     (8) Check box if the aggregate amount in Row (7) excludes certain shares
         (see instructions):

                                                                             [ ]
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     (9) Percent of class represented by amount in Row (7):

        0%
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     (10) Type of reporting person (see instructions):

        CO
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* Chancellor Media Corporation is the new corporate name of Evergreen Media
  Corporation. This sheet is being filed to evidence such name change and to reflect the merger of Chancellor Broadcasting Company with and into an affiliate of this reporting person, each in connection with the transactions described herein.

                                  TENDER OFFER

     Morris Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Chancellor Media Corporation, a Delaware corporation ("Chancellor Media" or "Parent"), formerly known as Evergreen Media Corporation ("Evergreen"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on July 18, 1997 with respect to the offer to purchase any and all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Katz Media Group, Inc., a Delaware corporation, for a purchase price of $11.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 1997 and in the related Letter of Transmittal (which, as amended and supplemented from time to time, together constitute the "Offer"). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1.

ITEM 2. IDENTITY AND BACKGROUND.
ITEM 10. ADDITIONAL INFORMATION.

     Items 2(a)-(d) and 10(f) of the Schedule 14D-1 are hereby amended and supplemented to add the following information:

     On September 5, 1997, Evergreen consummated those transactions previously described in the Offer to Purchase pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated as of February 19, 1997 and amended and restated as of July 31, 1997 (the "Chancellor/Evergreen Merger Agreement"), by and among Chancellor Broadcasting Company ("Chancellor"), Evergreen, Chancellor Radio Broadcasting Company ("CRBC"), Evergreen Media Corporation of Los Angeles ("EMCLA"), and Evergreen Mezzanine Holdings Corporation ("EMHC"), including, among other transactions, (i) the merger of Chancellor with and into EMHC, a direct, wholly owned subsidiary of Evergreen, with EMHC remaining as the surviving corporation, and (ii) the merger of CRBC with and into EMCLA, a direct, wholly owned subsidiary of EMHC, with EMCLA remaining as the surviving corporation (all such transactions collectively referred to herein as the "Chancellor/Evergreen Merger"). As of the effective date of the Chancellor/Evergreen Merger, among other things, Evergreen changed its corporate name to Chancellor Media Corporation ("Chancellor Media"), EMHC changed its corporate name to Chancellor Mezzanine Holdings Corporation ("CMHC"), EMCLA changed its corporate name to Chancellor Media Corporation of Los Angeles ("CMCLA") and Chancellor and CRBC ceased to exist as separate corporate entities. The Chancellor/Evergreen Merger and the transactions consummated in connection therewith are more fully described in the Current Report on Form 8-K filed jointly by Chancellor Media and CMCLA on September 17, 1997, which document is incorporated herein by reference. The Chancellor/Evergreen Merger Agreement is incorporated herein by reference to Exhibit (c)(5) attached hereto.

     Pursuant to the Chancellor/Evergreen Merger Agreement, four of Evergreen's directors -- Matthew E. Devine, Kenneth J. O'Keefe, Joseph Sitrick and Eric L. Bernthal -- resigned from the Board of Directors of Evergreen (the "Evergreen Board") as of the effective date of the Chancellor/Evergreen Merger. Simultaneously therewith, the remaining members of the Evergreen Board -- Scott
K. Ginsburg, James E. de Castro, Thomas J. Hodson and Perry Lewis -- fixed the size of the Board of Directors of Chancellor Media (the "Chancellor Media Board") at ten and elected six members of the Board of Directors of Chancellor -- Thomas O. Hicks, Steven Dinetz, Eric C. Neuman, John H. Massey, Jeffrey A. Marcus and Lawrence D. Stuart, Jr. -- to fill the vacancies on the Chancellor Media Board. The following individuals were subsequently elected as officers of Chancellor Media by the Chancellor Media Board:

  Thomas O. Hicks    --   Chairman of the Board
  Scott K. Ginsburg  --   President and Chief Executive Officer
  James E. de
    Castro           --   Co-Chief Operating Officer
  Steven Dinetz      --   Co-Chief Operating Officer
  Matthew E. Devine  --   Chief Financial Officer and Chief Accounting
                          Officer, Secretary

The information required by Item 2(a)-(d) of the Schedule 14D-1 with respect to each of the foregoing executive officers and directors of Chancellor Media has previously been included in Annex I to the Offer to Purchase.

     As a result of the Chancellor/Evergreen Merger, the Joint Bidding Agreement dated July 14, 1997 by and among Chancellor, Evergreen, HM2/Chancellor, L.P., a Delaware limited partnership, and Purchaser (the "Joint Bidding Agreement"), a copy of which is attached as Exhibit (c)(4) to the Schedule 14D-1 and incorporated herein by reference, terminated by its terms as of September 5, 1997.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4 of the Schedule 14D-1 is hereby amended and supplemented to add the following information:

     All funds necessary to consummate the transactions contemplated by the Offer and the Merger will be obtained by Purchaser through a capital contribution from Chancellor Media. As of the effective date of the Chancellor/Evergreen Merger, the Joint Bidding Agreement terminated and Chancellor and CRBC ceased to exist as separate corporate entities. Chancellor's portion of the funding of the Offer and the Merger will now be funded by Chancellor Media, which plans to obtain the necessary funds for such capital contribution from borrowings under the Senior Credit Facility. As previously disclosed, the Senior Credit Facility was modified by its terms upon consummation of the Chancellor/Evergreen Merger to provide for an increase in the reducing revolving credit facility portion thereof from $1.25 billion to $1.60 billion and in the term loan portion thereof from $500.0 million to $900.0 million. In addition, as previously disclosed, all amounts outstanding under the CRBC Credit Agreement were refinanced by CMCLA in connection with the Chancellor/Evergreen Merger using funds drawn from the Senior Credit Facility. Upon such refinancing, each of the banks and financial institutions which had participated in the CRBC Credit Facility acquired a share in the Senior Credit Facility, as so increased, corresponding to their interest in the CRBC Credit Agreement. It is currently anticipated that CMCLA will borrow all funds necessary to consummate the transactions contemplated by the Offer and the Merger under the reducing revolving credit component of the Senior Credit Facility, that CMCLA will distribute such funds to CMHC in the form of a dividend, that CMHC will then distribute such funds to Chancellor Media in the form of a dividend and that Chancellor Media will in turn contribute such funds as a capital contribution to Purchaser.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

        (a)(11)          -- Text of Press Release issued by Chancellor Media, dated
                            September 5, 1997 (incorporated by reference to Exhibit
                            99.1 to the Current Report on Form 8-K of Chancellor
                            Media and CMCLA dated September 5, 1997 and filed
                            September 17, 1997).
        (c)(5)           -- Amended and Restated Agreement and Plan of Merger by and
                            among Evergreen, Chancellor, CRBC, EMCLA and EMHC, dated
                            as of February 19, 1997 and amended and restated as of
                            July 31, 1997 (incorporated by reference to Exhibit 2.41
                            to the Current Report on Form 8-K of Chancellor Media and
                            CMCLA dated September 5, 1997 and filed September 17,
                            1997).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated: September 19, 1997                   MORRIS ACQUISITION CORPORATION

                                            By: /s/ SCOTT K. GINSBURG
                                              ----------------------------------
                                              Name: Scott K. Ginsburg
                                              Title: President and Chief
                                                     Executive Officer

                                            CHANCELLOR MEDIA CORPORATION

                                            By: /s/ SCOTT K. GINSBURG
                                              ----------------------------------
                                              Name: Scott K. Ginsburg
                                              Title: President and Chief
                                                     Executive Officer

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
        (a)(11)          -- Text of Press Release issued by Chancellor Media, dated
                            September 5, 1997 (incorporated by reference to Exhibit
                            99.1 to the Current Report on Form 8-K of Chancellor
                            Media and CMCLA dated September 5, 1997 and filed
                            September 17, 1997).
        (c)(5)           -- Amended and Restated Agreement and Plan of Merger by and
                            among Evergreen, Chancellor, CRBC, EMCLA and EMHC, dated
                            as of February 19, 1997 and amended and restated as of
                            July 31, 1997 (incorporated by reference to Exhibit 2.41
                            to the Current Report on Form 8-K of Chancellor Media and
                            CMCLA dated September 5, 1997 and filed September 17,
                            1997).